Exhibit 99.1

ZK International Announces Initial Investment from Blockchain and Crypto Fund Specialists NGST Ltd and Exigent Capital

WENZHOU, CHINA – December 28, 2017 – ZK International Group Co., Ltd. (NASDAQ: ZKIN)  (“ZKIN” or the “Company”), a designer, engineer, manufacturer and supplier of patented high-performance stainless steel and carbon steel pipe products for projects that require sophisticated water or gas pipeline systems, is pleased to announce receiving an initial investment from NGST Limited, which is owned by world renowned businessman, politician, advisor, philanthropist and Founder of Blockchain Centre, Antanas Guoga and Exigent Capital, a firm specializing in cryptocurrency trading.

“I am very excited to make a strategic investment in ZK International. Through the implementation of pipeline infrastructure in parts of China, East Asia and Europe, I can appreciate ZK International’s desire to provide clean drinking water to people in geographies where it is desperately needed. ZK International is already an industry leader, enjoying healthy business relationships with some of the most respected companies in Asia. I look forward to working with the Company and helping it grow,” stated Mr. Guoga.

Mr. Guoga, a member of the European Parliament, is the Founder of Blockchain Centre Vilnius, an incubation hub where blockchain entrepreneurs, developers, investors and regulators connect to share ideas and knowledge on the advancement of blockchain and help blockchain start-ups reach their business goals and potential. Mr. Guoga is also an advisor to Bankera.com, the first digital bank offering traditional banking services for the blockchain era.

Mr. Antanas Guoga has worked on several initiatives to encourage innovation and entrepreneurship throughout Europe. Mr. Guoga, launched the Coder Dojo Movement and has organized the biggest ICT and entrepreneurship event in the Baltics aptly named “#SWITCH!” This event has grown into one the largest events having over 200 speakers from 16 countries including tech giants such as Microsoft (NASDAQ: $MFST), Amazon (NASDAQ: $AMZN), Google (NASDAQ: $GOOG), Mastercard (NYSE: $MA) and Facebook (NASDAQ: $FB) to name a few.

Mr. Jiancong Huang, President and CEO of ZKIN, concluded, “We would like to thank Mr. Antanas Guoga and Exigent Capital for their belief in our Company and our vision and we are excited to have firms of this calibre believe in what we are accomplishing. We believe ZK will strongly benefit from Mr. Guoga’s extraordinary experience and entrepreneurship and we look forward to partnering with his team and creating values for our community”.

ABOUT ANTANAS GUOGA

In founding Blockchain Centre (BC) Vilnius – www.bcgateway.eu – Mr. Guoga created the first blockchain technology centre connecting key stakeholders in Asia, Australia, and Europe with the goal to unlock value using blockchain technology in business, finance, and public administration.

A state-of-the-art co-working and shared office space for blockchain start-ups, BC Vilnius joins partner Blockchain’s in Melbourne and Shanghai to incubate and accelerate blockchain start-ups while sharing information about new blockchain opportunities.

Together, the BC’s will be a major force for the development and application of blockchain technology worldwide, completing the age of the internet revolution by empowering social and economic value chains.

Mr. Guoga advises various companies in the blockchain sector. One of them being Bankera, the first digital bank providing traditional banking services. For more information please visit Bankera.com. In 2016 Mr. Guoga was included in the POLITICO 40 list as one of the most influential MEP's and in 2017 he was the only member of the European Parliament and Lithuanian to be included in the TOP 200 list of Philanthropists and Social Entrepreneurs, compiled by the positive content portal Richtopia. He is also the recipient of the Shining World Leadership Award in Australia,

ABOUT EXIGENT CAPITAL

Exigent Capital is a firm that focuses on the exclusive strategies for trading of cryptocurrecies on exchanges around the world. More information can be found at: www.exigentcapital.com.

About ZK International Group Co., Ltd.
ZK International Group Co., Ltd. is a China-based designer, engineer, manufacturer and supplier of patented high-performance stainless steel and carbon steel pipe products that require sophisticated water or gas pipeline systems. The Company owns 28 patents, 21 trademarks, 2 Technical Achievement Awards, and 10 National and Industry Standard Awards.  ZK International is preparing to capitalize on the $850 Billion commitment made by the Chinese Government to improve the quality of water, which in its current supply state is 70% unfit for human contact.  ZK International is Quality Management System Certified (ISO9001), Environmental Management System Certified (ISO1401), and a National Industrial Stainless Steel Production Licensee that is focused on supplying steel piping for the multi-billion dollar industries of Gas and Water sectors.  ZK has supplied stainless steel pipelines for over 2,000 projects, which include the Beijing National Airport, the “Water Cube” and “Bird’s Nest”, which were venues for the 2008 Beijing Olympics. Emphasizing superior properties and durability of its steel piping, ZK International is providing a solution for the delivery of high quality, highly sustainable, environmentally sound drinkable water to not only to the China market but to international markets such as Europe, East Asia and Southeast Asia.

For more information please visit www.ZKInternationalGroup.com. Additionally, please follow the Company on Twitter, Facebook, YouTube, and Weibo. For further information on the Company's SEC filings please visit www.sec.gov.

Safe Harbor Statement

This news release contains forward-looking statements.  Without limiting the generality of the foregoing, words such as “may,” “will,” “expect,” “believe,” “anticipate,” “intend,” “could,” “estimate” or “continue” or the negative or other variations thereof or comparable terminology are intended to identify forward-looking statements. In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances are forward-looking statements. These forward-looking statements are not guarantees of future performance and are subject to certain risks, uncertainties and assumptions that are difficult to predict and many of which are beyond the control of ZK International.  Actual results may differ from those projected in the forward-looking statements due to risks and uncertainties, as well as other risk factors that are described more fully in ZK International’s registration statement on Form F-1 that was filed with the SEC.  Although ZK International believes that the assumptions underlying the forward-looking statements are reasonable, any of the assumptions could prove inaccurate and, therefore, there can be no assurance that the results contemplated in forward-looking statements will be realized.  In light of the significant uncertainties inherent in the forward-looking information included herein, the inclusion of such information should not be regarded as a representation by ZK International or any other person that their objectives or plans will be achieved. ZK International does not undertake any obligation to revise the forward-looking statements contained herein to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

Investor Contact:

KCSA Strategic Communications
Valter Pinto, Managing Director
PH: +1 (212) 896-1242
ZKInternational@KCSA.com